October 30, 2018

Matthew Derby, Esq.

Attorney-Advisor

United States Securities and Exchange Commission

Washington, DC 20549

Re: Crosscode, Inc.

Amendment No. 8 to Registration Statement on Form S-1 Filed October 10, 2018

File No. 333-223073

Dear Sir:

Please see Crosscode, Inc.’s responses to the Commission’s comment letter of October 25, 2018:

Summary, page 6

Comment 1. We note that the offering price for the primary and secondary offering is $.30 per share. Please revise throughout your filing to specify that the secondary offering will have a fixed price for the duration of the offering. Refer to Item 501(b)(3) for guidance.

Response 1. The requested information has been added and the Registration Statement has been updated accordingly.

“The Company is conducting this Offering by the efforts of our officers and directors…”, page 13

Comment 2. Please revise this risk factor and the risk factor disclosure on page 22 to discuss the impact that the concurrent selling shareholder offering may have on the ability of the company to sell its shares. Specifically address the adverse effect that this may have on the company's ability to sell shares on a self-underwritten basis and receive any proceeds. Also provide clear disclosure of this aspect of the offering in the prospectus summary.

Response 2. The requested information has been added and the Registration Statement has been updated accordingly.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 27

Comment 3. We note your discussion of operating results for the six-months ended June 30, 2018 and June 30, 2017. Please revise to include an analysis for the fiscal years ended December 31, 2016 and 2017. Refer to Item 303 of Regulation S-K.

Response 3. The requested information has been added tothe Registration Statement.

Key Milestones, page 33

Comment 4. Please revise your disclosure to clarify that the agreements aggregating over US$7,000,000 do not represent firm commitments and that ultimately they may not result in revenues to the Company.

Response 4. The Registration Statement has been updated accordingly.

Principal and Selling Stockholders, page 41

Comment 5. Please revise your selling stockholder table to include the information required by Items 403 and 507 of Regulation S-K. Specifically, revise to state the amount of securities owned by each selling stockholder prior to the offering, the amount to be offered for their account, and the amount to be owned upon completion of the offering. In addition, the information should be presented as of a more recent practicable date. See Item 403 of Regulation S-K. In this regard, you have provided information as of February 12, 2018.

Response 5. The requested information has been revised and the Registration Statement has been updated accordingly.

Plan of Distribution, page 42

Comment 6. We note that management will be selling shares on behalf of the company in its self-underwritten offering. To the extent any of your officers or directors will be participating in the selling stockholder offering, please discuss how they will determine whether to sell shares on behalf of the company or their own accounts when presented with a selling opportunity.

Response 6. No officers or directors are selling their own shares in this offering. The requested information has been added and the Registration Statement has been updated accordingly.

General

Comment 7. Please ensure that you file a marked copy of each amendment in accordance with Rule 472 of Regulation C. Further, exhibits filed in PDF format must be substantively equivalent to associated electronic exhibits contained in the electronic submission. See Rule 104 of Regulation S-T. Please refile all exhibits to conform to this requirement.

Response 7. The requested information has been added and the Registration Statement has been updated accordingly.

Sincerely,

/s/ Aditya Sharma

Aditya Sharma, CEO